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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G (A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.3)(1)

Neenah Paper Inc.
-----------------------------------------------------------------------
(Name of Issuer)

Common stock
-----------------------------------------------------------------------
(Title of Class of Securities)

640079109
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(CUSIP Number)

December 31, 2008
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]	Rule 13d-1(b)
[_]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 640079109
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1. NAME OF REPORTING PERSONS

Olstein Capital Management, L.P. (formerly known as Olstein &
Associates, L.P.)
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
instructions)

Not Applicable
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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

New York
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NUMBER OF	5.	SOLE VOTING POWER

SHARES		0**See Note 1**
	--------------------------------------------------------
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		None
	--------------------------------------------------------
EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		0**See Note 1**
	--------------------------------------------------------
PERSON	8.	SHARED DISPOSITIVE POWER

WITH:		None
	--------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0**See Note 1**
-----------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (See instructions)

N/A
-----------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.00%
-----------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (See instructions)

IA
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CUSIP NO. 640079109
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1.	NAME OF REPORTING PERSONS

The	Olstein Funds, on behalf of the Olstein All Cap Value Fund
-----------------------------------------------------------------------
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
instructions)

Not Applicable
-----------------------------------------------------------------------
3.	SEC USE ONLY

-----------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
-----------------------------------------------------------------------
NUMBER OF	5.	SOLE VOTING POWER

SHARES		0**See Note 1**
--------------------------------------------------------
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		None
--------------------------------------------------------
EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		0**See Note 1**
--------------------------------------------------------
PERSON	8.	SHARED DISPOSITIVE POWER

WITH:		None
--------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0**See Note 1**
-----------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (See instructions)

N/A
-----------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.00%
-----------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON (See instructions)
IV
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Item 1(a).	Name of Issuer:

Neenah Paper Inc.
-----------------------------------------------------------

Item 1(b).	Address of Issuer's Principal Executive Offices:

3460 Preston Ridge Road
Alpharetta, Georgia 30005
-----------------------------------------------------------

Item 2(a).	Name of Person Filing:

(1)	Olstein Capital Management, L.P.
(2)	The Olstein Funds, on behalf of the Olstein All Cap
Value Fund
-----------------------------------------------------------

Item 2(b).	Address of Principal Business Office, or if None,
Residence:
(1)	4 Manhattanville Road
Purchase, New York 10577

(2)	4 Manhattanville Road
Purchase, New York 10577
-----------------------------------------------------------

Item 2(c).	Citizenship:

(1)	New York
(2)	Delaware

-----------------------------------------------------------

Item 2(d).	Title of Class of Securities:

Common stock
-----------------------------------------------------------

Item 2(e).	CUSIP Number:

640079109
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Item	3. If This Statement is Filed Pursuant to Rule 13d-1(b), or
13d-2(b) or (c), Check Whether the Person Filing is a:

(1) Olstein Capital Management, L.P.
(e) [X] An investment adviser in accordance with §
240.13d-1(b)(1) ii)(E);

(2) The Olstein Funds, on behalf of the Olstein All Cap Value Fund
(d)	[X] Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Item 4. Ownership

(1)	Olstein Capital Management, L.P:
	(a)	Amount beneficially owned: 0 **see Note 1**

(b) Percent of class: 0.00%
(c) Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote
0 **see Note 1**
		(ii)	Shared power to vote or to direct the vote
None
(iii) Sole power to dispose or to direct the disposition of

0 **see Note 1**
		(iv)	Shared power to dispose or to direct the disposition of

None
	(2)		The Olstein Funds, on behalf of the Olstein All Cap Value
Fund:
(a) Amount beneficially owned:
		0	**see Note 1**
(b) Percent of class: 0.00%
(c) Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote
0 **see Note 1**
		(ii)	Shared power to vote or to direct the vote
None
(iii) Sole power to dispose or to direct the disposition of

0 **see Note 1**
		(iv)	Shared power to dispose or to direct the disposition of

None

**Note 1** Olstein Capital Management, L.P. ("Olstein"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to the Olstein All Cap Value Fund (formerly known as the Olstein Financial Alert Fund) and the Olstein Strategic Opportunities Fund, each a series of The Olstein Funds, an investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act), (collectively, the "Funds"). In its role as investment adviser or manager, Olstein possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the funds. However, all securities reported in this schedule are owned by the Funds. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Olstein disclaims beneficial ownership of such securities. In addition, the filing of this schedule shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Exchange Act.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X] ***See Note 2***

***Note 2*** Olstein Capital Management, L.P. and The Olstein Funds, on behalf of the Olstein All Cap Value Fund, which under Rule 13d-1(k)(1) of the Securities and Exchange Act of 1934, are filing jointly in this Schedule 13G as disclosed above, have each ceased to be the beneficial owner of more than five percent of the outstanding securities of the issuer.

-------------------------------------------------------------
Item 6.	Ownership of More Than Five Percent on Behalf of Another
Person.
Not Applicable
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Item	7. Identification and Classification of the Subsidiary Which

Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable
-------------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.

Not Applicable
-------------------------------------------------------------

Item 9. Notice of Dissolution of Group.

Not Applicable
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Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olstein Capital Management, L.P.	The Olstein Funds

By: Olstein Advisers, LLC,
General Partner

February 13, 2009	February 13, 2009
---------------------------	---------------------------
Date	Date

Olstein Capital Management, L.P.	The Olstein Funds
---------------------------	---------------------------
Signature	Signature

/s/Michael Luper ---------------------------	/s/Michael Luper ---------------------------
Michael Luper	Michael Luper
Executive Vice President	Chief Accounting
Officer and Treasurer

Exhibit A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

Olstein Capital Management L.P. (an investment adviser registered under the Investment Advisers Act of 1940) and The Olstein Funds, a Delaware statutory trust, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Olstein Capital Management, L.P.	The Olstein Funds

By: Olstein Advisers, LLC,
General Partner
February 13, 2009	February 13, 2009
---------------------------	---------------------------
Date	Date

Olstein Capital Management, L.P.	The Olstein Funds
---------------------------	---------------------------
Signature	Signature

/s/Michael Luper /s/Michael Luper
---------------------------	---------------------------
Michael Luper	Michael Luper
Executive Vice President	Chief Accounting
Officer and Treasurer